SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 11-K

(Mark One)

( x ) 	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1994

or

(    ) 	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE
REQUIRED] for the transition period from _________________ to
_____________________


Commission File No. 0-14714

	A.	Full title and address of the plan, if different from that
of the issuer named below:

ASTEC INDUSTRIES, INC. 401(K) RETIREMENT PLAN
P.O. Box 72787
4101 Jerome Avenue
Chattanooga, Tennessee 37407
(615) 867-4210

	B.	Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office:

ASTEC INDUSTRIES, INC.
P.O. Box 72787
4101 Jerome Avenue
Chattanooga, Tennessee 37407
(615) 867-4210



REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 23, 1995.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By: /S/ J. Don Brock
J. Don Brock, Chairman
Astec Industries, Inc.
401(k) Retirement Plan Committee

Audited Financial Statements and Schedules

Astec Industries, Inc.
401(k) Retirement Plan

Years ended December 31, 1994 and 1993
with Report of Independent Auditors

Astec Industries, Inc. 401(k) Retirement Plan

Audited Financial Statements and Schedules

December 31, 1994 and 1993




Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule of Reportable Transactions
Schedule of Assets Held for Investment Purposes

Report of Independent Auditors


Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements.
The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/  ERNST & YOUNG LLP

Chattanooga, Tennessee
June 26, 1995


Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits, with Fund Information

December 31, 1994 Fund Information
                                                        Value
                                                        Growth                             Astec
                              Stable       Tactical     and        Growth      Agressive   Common
                              Value        Allocation   Income     Equity      Growth      Stock     Loan
                              Fund         Fund         Fund       Fund        Fund        Fund      Fund     Total

    Assets
Investments (Note 3)          $6,114,880   $1,606,436  $1,928,168  $1,963,513  $2,880,435  $402,900           $14,896,332
Accrued investment income            503       17,007     216,882     342,985      93,202        34               670,613
Cash and cash equivalents        162,994       43,480      54,070      59,295      65,683    18,994               404,516
Participant notes receivable                                                                         $683,359     683,359
Net Assets                    $6,278,377   $1,666,923  $2,199,120  $2,365,793  $3,039,320  $421,928  $683,359 $16,654,820


December 31, 1993 Fund Information

                                                        Money
                              Fixed         Equity      Market
                              Fund          Fund        Fund        Total

    Assets
Investments (Note 3)          $10,692,834   $3,056,663  $151,187    $13,900,684
Net Assets                    $10,692,834   $3,056,663  $151,187    $13,900,684

[FN]
See accompanying notes.

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 1994 Fund Information


                         Stable         Tactical        Value Growth     Growth
                         Value          Allocation      and Income       Equity
                         Fund           Fund            Fund             Fund

Additions to net
assets attributed to:

  Investments
    Net appreciation
    (depreciation) of
    investments          $	314,583      $	(69,152)      $	(306,088)       $	(415,287)
  Investment income           (963)        33,804          249,910           344,289

                           313,620        (35,348)         (56,178)          (70,998)

Contributions
  Participants             741,620        308,199           431,616          468,654
  Employer                 203,306         77,533           110,360          124,911


                           944,926        385,732           541,976          593,565

Total additions          1,258,546        350,384           485,798          522,567


Deductions from net
assets attributed to:
Benefits paid to
  participants             313,985         61,093            73,596           27,687
Total deductions           313,985         61,093            73,596           27,687


Net increase prior to
  interfund transfers      944,561       289,291              412,202        494,880
Interfund transfers
  (net)                  5,333,816     1,377,632            1,786,918      1,870,913
Net increase (decrease)  6,278,377     1,666,923            2,199,120      2,365,793

Net assets available for benefits
Beginning of year                0             0                     0             0

End of year            $	6,278,377   $	1,666,923          	$	2,199,120    $2,365,793


See accompanying notes.

                                         Astec
                          Aggressive     Common                                         Money
                          Growth         Stock          Loan       Fixed     Equity     Market
                          Fund           Fund           Fund       Fund      Fund       Fund      Total
Additions to net assets
attributed to:
     Investments
       Net appreciation
       (depreciation) of
        investments        $  (285,065)   $(108,228)     $0         $0        $0        $ 0          $(869,237)
                                94,898        4,441       26,675     (233)     36,189     150          789,160

                             (190,167)    (103,787)      26,675     (233)     36,189     150           (80,077)

Contributions
  Participants                 587,193      116,836       0           0         0          0          2,654,118
  Employer                     141,338       30,931       0           0         0          0            688,379

                               728,531      147,767         0           0          0          0       3,342,497
Total additions                538,364       43,980       26,675        (233)      36,189    150      3,262,420


Deductions from net assets
attributed to:
  Benefits paid to
  participants                  30,284        1,639       0           0           0          0           508,284
Total deductions                30,284        1,639       0           0           0          0           508,284

Net increase prior to
interfund transfers            508,080      42,341        26,675        (233)      36,189     150      2,754,136
Interfund transfers (net)    2,531,240     379,587       656,684  (10,692,601) (3,092,852)  (151,337)          0

                             3,039,320     421,928       683,359  (10,692,834) (3,056,663)  (151,187)  2,754,136


Net assets available for
benefits
  Beginning of year                  0            0            0   10,692,834   3,056,663    151,187   13,900,684

  End of year               $3,039,320   $421,928       $683,359   $0          $0            $0       $16,654,820

[FN]
See accompanying notes

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 1995


1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement
Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have completed one year of continuous service and reached age twenty-one. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by a committee appointed by the Company.

Contributions

Participant contributions are withheld from each payroll in amounts equal to a percentage of the participant's compensation as elected by the participant. The maximum participant contribution for the plan year is the lesser of $9,240, as indexed by the Internal Revenue Service, or 15% of the participant's base salary. The Company matches 50% of the participant's contribution up to 4% of the employee's earnings. The Plan is fully funded by the Company at the end of each month.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested with respect to their contributions, the Company's matching contributions, and the earnings thereon.



1. Description of Plan (continued)

Investment Options

During 1994, the Plan was amended to expand investment options from three funds to six funds. Participants may direct employer and employee contributions into any of six investment funds.

Stable Value Fund - Funds are invested in shares of a registered investment company that invests in guaranteed investment contracts (First Stable Value
Fund).

Tactical Allocation Fund - Funds are invested in shares of a registered investment company that invests in debt and equity securities (Phoenix Investments Total Return Fund).

Value Growth and Income Fund - Funds are invested in shares of a registered investment company that invests in equity securities of well-known companies across a wide range of industries (Massachusetts Investors Trust Fund).

Growth Equity Fund - Funds are invested in shares of a registered investment company that invests in common stocks of companies with accelerating earnings and revenues (Twentieth Century Growth Investors Fund).

Aggressive Growth Fund - Funds are invested in shares of a registered investment company that invests in common stocks of small to medium sized companies (Twentieth Century Ultra Investors Fund).

Astec Common Stock Fund - Funds are invested in common stock of the Company.

Participants may change their investment options quarterly.

Participant Notes Receivable

During 1994, a loan provision was implemented into the Plan. In accordance with IRS guidelines, qualified participants can borrow up to 50% of their vested account balances at a specified interest rate for a maximum term of five years unless used to purchase a primary residence (where the term can be increased). Principal and interest are paid ratably through monthly payroll deductions. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive a life annuity or monthly, quarterly, semi-annual or annual installments over a period of time.



2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared in accordance with generally accepted accounting principles.

Investments

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Shares of common stock are valued at quoted market prices. The participant notes receivable are valued at cost which approximates fair value. The investments in Hartford Life Insurance Company (Hartford) separate accounts are valued at their current unit value as contractually determined. Deposits under the group annuity contract are valued at principal amount plus accrued interest.

3. Investments

The Plan's investments are summarized in the table below and in the accompanying schedule. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                      December 31, 1994

Investments at Fair Value as Determined by Quoted Market Price
Shares of registered investment companies:
First Stable Value Fund, 379,652 shares                               $6,114,880
Phoenix Investments Total Return Fund, 96,433 shares                   1,429,131
Phoenix Investments Balanced Fund, 11,956 shares                         177,305
Massachusetts Investors Trust Fund, 191,476 shares                     1,928,168
Twentieth Century Growth Investors Fund, 104,777 shares                1,963,513
Twentieth Century Ultra Investors Fund, 144,383 shares                 2,880,435

Shares of common stock:
Astec Industries, Inc., 31,600 shares                                    402,900


                                                                      14,896,332

Investments at Estimated Fair Value
Participant notes receivable                                             683,359

Total investments at fair value                                     $	15,579,691


3. Investments (continued)


                                                                      December 31, 1993

Investments at Fair Value
Deposit in group annuity contract of Hartford Life Insurance Company    $10,692,834
Deposits in separate accounts of Hartford Life Insurance Company:
Equity Fund, 33,831 units                                                 3,056,663
Money Market Fund, 11,743 units                                             151,187

                                                                        $13,900,684

4. Administrative Expenses

Administrative expenses of the Plan for 1994 were paid by the Company.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA requirements. If the Plan is terminated or contributions permanently discontinued, benefits will be distributed in accordance with the provisions of the Plan.

6. Income Tax Status

The Internal Revenue Service has ruled that the Plan is a qualified employee benefit plan under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under existing income tax laws.
The Plan obtained its latest determination letter on November 2, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Astec Industries, Inc. 401(k) Retirement Plan

Schedule of Reportable Transactions


Year Ended December 31, 1994


Party           Description            Type of       Purchase   Selling   Cost of     Transaction     Net
Involved        of Assets              Transaction   Price      Price     Asset       Date            Gain (Loss)

Category (i) - individual transactions in excess of 5% of Plan assets

First Trust
National
Association   First Stable Value Fund  Purchase    $5,519,991    $	0       $5,519,991  $5,519,991        $ 0


Phoenix
Investments   Phoenix Total Return Fund Purchase    1,461,000      0        1,461,000   1,461,000          0


Massachusetts
Financial
Services      Massachusetts Investors
Company       Trust Fund                Purchase    1,893,000      0        1,893,000   1,893,000          0


Twentieth
Century
Investors,    Twentieth Century Growth
Inc.          Investors Fund            Purchase    1,991,000      0        1,991,000   1,991,000          0

Twentieth
Century
Investors,    Twentieth Century Ultra
Inc.          Investors Fund            Purchase    2,630,000      0        2,630,000   2,630,000          0


Hartford Life
Insurance
Company       Group Annuity Funds       Sale        0           13,936,790  12,988,389  13,936,790         948,401


Astec Industries, Inc. 401(k) Retirement Plan

Schedule of Reportable Transactions (continued)


Year Ended December 31, 1994

                                                                                          Current Value
                                                                                          of Asset on
Party                                    Type of       Purchase    Selling    Cost of     Transaction      Net
Involved       Description of Assets     Transaction   Price       Price      Asset       Date             Gain (Loss)


Fidelity       Fidelity Institutional
Investments    Cash U.S. Government
               Portfolio                 Purchase      $5,532,905   $	0        $5,532,905   $5,532,905       $	0

                                         Sale           0           5,520,000   5,520,000    5,520,000         0

                                         Purchase       5,519,990   0           5,519,990    5,519,990         0

                                         Sale           0           5,549,986   5,549,986    5,549,986         0

                                         Purchase       1,895,403   0           1,895,403    1,895,403         0

                                         Sale           0           1,893,000   1,893,000    1,893,000         0

                                         Purchase       1,992,960   0           1,992,960    1,992,960         0

                                         Sale           0            1,991,000   1,991,000    1,991,000         0

                                         Purchase       2,634,053    0           2,634,053    2,634,053         0

                                         Sale           0            2,630,000   2,630,000    2,630,000         0



Category (iii) - series of transactions other than securities transactions


First Trust
National
Association   First Stable Value Fund   Several purchases 5,968,561    0         5,968,561    5,968,561         0

                                        Several sales     0            168,264     169,061      168,264         (797)

Phoenix
Investments Phoenix Total Return Fund   Several Purchases  1,503,615   0         1,503,615    1,503,615          0

                                        Sale               0           9,500         9,579        9,500         (79)

Massachusetts
Financial
Services
Company    Massachusetts Investors
           Trust Fund                   Several Purchases  2,304,373   0         2,304,373    2,304,373           0

                                        Several Sales      0           70,117       73,418       70,117       (3,301)


Twentieth
Century
Investors,
Inc.       Twentieth Century Growth
           Investors Fund               Several Purchases  2,444,300   0            2,444,300    2,444,300      0

                                        Several Sales      0           65,500          66,470       65,500      (970)

Twentieth
Century
Investors,
Inc.       Twentieth Century Ultra
           Investors Fund               Several Purchases 3,185,000     0            3,185,000    3,185,000       0

                                        Several Sales     0             19,500         20,023       19,500      (523)

Hartford Life
Insurance
Company    Group Annuity Funds          Sale              0             13,936,790  12,988,389   13,936,790    948,401


Fidelity
Investment   Fidelity Institutional
             Cash U.S. Government
             Portfolio                  Several Purchases 24,359,946     0           24,359,946  24,359,946       0

                                        Several Sales     0              24,272,541  24,272,541  24,272,541       0

[FN]
There were no category (ii) or (iv) reportable transactions during 1994.


Astec Industries, Inc. 401(k) Retirement Plan

Schedule of Assets Held for Investment Purposes



Description of Investment                           Cost               Current
                                                                       Value

Mutual Funds:

First Stable Value Fund, 379,652 shares             $  5,799,523       $  6,114,880

Twentieth Century Ultra Investors Fund,
 144,383 shares                                        3,164,977          2,880,435

Twentieth Century Growth Investors Fund,
 104,777 shares                                        2,377,830          1,963,513

Massachusetts Investors Trust Fund,
 191,476 shares                                        2,230,955          1,928,168

Phoenix Investments Total Return Fund,
 108,388 shares                                        1,494,036          1,429,131

Phoenix Investments Balanced Fund,
11,956 shares                                            179,560            177,305


                                                       15,246,881        14,493,432

Common Stocks:
Astec Industries, Inc. Common Stock, 31,600 shares        511,128           402,900

Participant Notes Receivable                              683,359           683,359


                                                      $16,441,368       $15,579,691